UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             GADZOOX NETWORKS, INC.
               ---------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   362555-10-4
               ---------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

CUSIP No. 362555-10-4                                         Page 2 of 12 Pages


(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    ONSET Enterprise Associates II, L.P.

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    Delaware

                         (5)      Sole Voting Power                 83,190
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power                   -0-
By Each Reporting
Person With              (7)      Sole Dispositive Power            83,190

                         (8)      Shared Dispositive Power              -0-

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

     83,190

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     0.85%

(12) Type Of Reporting Person

     PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 12 Pages

CUSIP No. 362555-10-4                                         Page 3 of 12 Pages


(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    OEA II Management, L.P.

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    Delaware

                         (5)      Sole Voting Power                 83,190
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power                   -0-
By Each Reporting
Person With              (7)      Sole Dispositive Power            83,190

                         (8)      Shared Dispositive Power              -0-


(9) Aggregate Amount Beneficially Owned By Each Reporting Person

     83,190

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     0.85%

(12) Type Of Reporting Person

     PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 12 Pages

CUSIP No. 362555-10-4                                         Page 4 of 12 Pages


(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    ONSET Enterprise Associates III, L.P.

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    Delaware

                         (5)      Sole Voting Power                     -0-
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power                   -0-
By Each Reporting
Person With              (7)      Sole Dispositive Power                -0-

                         (8)      Shared Dispositive Power              -0-

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

    -0-

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     1.15%

(12) Type Of Reporting Person

     PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 12 Pages

CUSIP No. 362555-10-4                                         Page 5 of 12 Pages


(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    OEA III Management, L.L.C.

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    Delaware

                         (5)      Sole Voting Power                     -0-
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power                   -0-
By Each Reporting
Person With              (7)      Sole Dispositive Power                -0-

                         (8)      Shared Dispositive Power              -0-

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

    -0-

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     1.15%

(12) Type Of Reporting Person

     CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 5 of 12 Pages

CUSIP No. 362555-10-4                                         Page 6 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    Robert F. Kuhling, Jr.

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    United States

                         (5)      Sole Voting Power                 63,355
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power               83,190
By Each Reporting
Person With              (7)      Sole Dispositive Power            63,355

                         (8)      Shared Dispositive Power          83,190

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

     146,545

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     0.52%

(12) Type Of Reporting Person

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 6 of 12 Pages

CUSIP No. 362555-10-4                                         Page 7 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    Darlene K. Mann

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    United States

                         (5)      Sole Voting Power                 13,254
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power                   -0-
By Each Reporting
Person With              (7)      Sole Dispositive Power            13,254

                         (8)      Shared Dispositive Power              -0-


(9) Aggregate Amount Beneficially Owned By Each Reporting Person

    13,254

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     0.05%

(12) Type Of Reporting Person

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 7 of 12 Pages

CUSIP No. 362555-10-4                                         Page 8 of 12 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

    Terry L. Opdendyk

(2) Check The Appropriate Box If A Member Of A Group                      (a)
                                                                          (b) X
(3) SEC Use Only

(4) Citizenship or Place of Organization

    United States

                         (5)      Sole Voting Power                 78,354
Number Of Shares
Beneficially Owned       (6)      Shared Voting Power               83,190
By Each Reporting
Person With              (7)      Sole Dispositive Power            78,354

                         (8)      Shared Dispositive Power          83,190

(9) Aggregate Amount Beneficially Owned By Each Reporting Person

     161,544

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


(11) Percent Of Class Represented By Amount In Row (11)

     0.58%

(12) Type Of Reporting Person

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 8 of 12 Pages

Item 1.

(a)  Name of Issuer: Gadzoox Networks, Inc. ("Issuer")

(b)  Address of Issuer's Principal Executive Offices:

     5850 Hellyer Avenue
     San Jose, California  95138

Item 2.

(a)  Name of Person Filing:

     ONSET Enterprise Associates II, L.P. ("OEAII")
     OEA II Management, L.P. ("OEAIIM")
     ONSET Enterprise Associates III, L.P. ("OEAIII")
     OEA III Management, L.L.C. ("OEAIIIM")
     Robert F. Kuhling, Jr. ("RFK")
     Darlene K. Mann ("DKM")
     Terry L. Opdendyk ("TLO")

(b)  Address of Principal Business Office:

     2400 Sand Hill Road, Suite 150
     Menlo Park, California  94025

(c)  Citizenship/Place of Organization:


     Entities:      OEAII       -        Delaware
                    OEAIIM      -        Delaware
                    OEAIII      -        Delaware
                    OEAIIIM     -        Delaware

     Individuals:   RFK         -        United States
                    DKM         -        United States
                    TLO         -        United States

(d)  Title of Class of Securities:      Common Stock

(e)  CUSIP Number:  362555-10-4

Item 3. Not applicable.

                               Page 9 of 12 Pages

Item 4. Ownership.

                      OEAII       OEAIIM      OEAIII    OEAIIIM      RFK        DKM           TLO
                      -----       ------      ------    -------      ---        ---           ---
(a)  Beneficial
     Ownership        83,190      83,190        -0-        -0-      146,545        -0-      161,544

(b)  Percentage
     of Class           0.85%       0.85%     1.15%      1.15%         0.52%     0.05%         0.58%

(c)  Sole Voting
     Power            83,190      83,190        -0-        -0-       63,355    13,254        78,354

     Shared
     Voting Power         -0-         -0-       -0-        -0-       83,190        -0-       83,190

     Sole
     Dispositive
     Power            83,190      83,190        -0-        -0-       63,355    13,254        78,354

     Shared
     Dispositive
     Power                -0-         -0-       -0-        -0-       83,190        -0-       83,190

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course

                              Page 10 of 12 pages
of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Date: February 8, 2001

ONSET ENTERPRISE ASSOCIATES II, L.P.    ONSET ENTERPRISE ASSOCIATES III, L.P.
By: OEA II Management, L.P.             By: OEA III Management, L.L.C.
    Its general partner                     Its general partner


By: /s/ Terry L. Opdendyk               By: /s/ Terry L. Opdendyk
   --------------------------------        -------------------------------------
   General Partner                         Managing Director

OEA II MANAGEMENT, L.P.                 OEA III MANAGEMENT, L.L.C.


By: /s/ Terry L. Opdendyk               By: /s/ Terry L. Opdendyk
   --------------------------------        -------------------------------------
   General Partner                         Managing Director


/s/ Robert F. Kuhling, Jr.
-----------------------------------
Robert F. Kuhling, Jr.


/s/ Darlene K. Mann
-----------------------------------
Darlene K. Mann


/s/ Terry L. Opdendyk
-----------------------------------
Terry L. Opdendyk



EXHIBITS

A: Joint Filing Statement

                              Page 11 of 12 pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.

February 8, 2001

ONSET ENTERPRISE ASSOCIATES II, L.P.    ONSET ENTERPRISE ASSOCIATES III, L.P.
By: OEA II Management, L.P.             By: OEA III Management, L.L.C.
    Its general partner                     Its general partner


By: /s/ Terry L. Opdendyk               By: /s/ Terry L. Opdendyk
   --------------------------------        -------------------------------------
   General Partner                         Managing Director

OEA II MANAGEMENT, L.P.                 OEA III MANAGEMENT, L.L.C.


By: /s/ Terry L. Opdendyk               By: /s/ Terry L. Opdendyk
   --------------------------------        -------------------------------------
   General Partner                         Managing Director


/s/ Robert F. Kuhling, Jr.
-----------------------------------
Robert F. Kuhling, Jr.


/s/ Darlene K. Mann
-----------------------------------
Darlene K. Mann


/s/ Terry L. Opdendyk
-----------------------------------
Terry L. Opdendyk


                              Page 12 of 12 pages